UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Onyx Acquisition Co. I
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G6755Q109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Onyx Acquisition Sponsor Co. LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 39.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 17,562,500 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,522,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 11,040,000 private placement warrants to acquire Class A ordinary shares (“Private Placement Warrants”).

(2)	Calculated based on (i) 26,450,000 Class A ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 15, 2021, and (ii) 17,562,500 Class A ordinary shares issuable in respect of the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Michael Zev Stern
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 39.9%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 17,562,500 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,522,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 11,040,000 private placement warrants to acquire Class A ordinary shares (“Private Placement Warrants”).

(2)	Calculated based on (i) 26,450,000 Class A ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 15, 2021, and (ii) 17,562,500 Class A ordinary shares issuable in respect of the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Benjamin Lerner
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 39.9%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 17,562,500 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,522,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 11,040,000 private placement warrants to acquire Class A ordinary shares (“Private Placement Warrants”).

(2)	Calculated based on (i) 26,450,000 Class A ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 15, 2021, and (ii) 17,562,500 Class A ordinary shares issuable in respect of the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Matthew Vodola
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 39.9%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 17,562,500 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,522,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 11,040,000 private placement warrants to acquire Class A ordinary shares (“Private Placement Warrants”).

(2)	Calculated based on (i) 26,450,000 Class A ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 15, 2021, and (ii) 17,562,500 Class A ordinary shares issuable in respect of the Class B Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

Onyx Acquisition Co. I

Item 1(b).	Address of the Issuer’s Principal Executive Offices

104 5th Avenue, New York, New York 10011

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i)	Onyx Acquisition Sponsor Co. LLC
(ii)	Michael Zev Stern
(iii)	Benjamin Lerner
(iv)	Matthew Vodola

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Onyx Acquisition Co. I 104 5th Avenue, New York, New York 10011

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G6755Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities reported herein are held by Onyx Acquisition Sponsor Co. LLC (the “Sponsor”). Michael Zev Stern, Benjamin Lerner and Matthew Vodola control the Sponsor, and as such have voting and investment discretion with respect to the securities held by the the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor. This Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

Onyx Acquisition Sponsor Co. LLC

/s/ Benjamin Lerner
Name:	Benjamin Lerner
Title:	Authorized Person

/s/ Benjamin Lerner
Name:	Michael Stern
By:	Benjamin Lerner, as Attorney-in-Fact

/s/ Benjamin Lerner
Name:	Benjamin Lerner

/s/ Benjamin Lerner
Name:	Matthew Vodola
By:	Benjamin Lerner, as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 1, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, par value $0.0001 per share, of Onyx Acquisition Co. I (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 1, 2022

Onyx Acquisition Sponsor Co. LLC

/s/ Benjamin Lerner
Name:	Benjamin Lerner
Title:	Authorized Person

/s/ Benjamin Lerner
Name:	Michael Stern
By:	Benjamin Lerner, as Attorney-in-Fact

/s/ Benjamin Lerner
Name:	Benjamin Lerner

/s/ Benjamin Lerner
Name:	Matthew Vodola
By:	Benjamin Lerner, as Attorney-in-Fact